Exhibit 99.1

ParaZero Receives Israel Ministry of Defense Approval for of its HALO Precision Airdrop System for Drones

TEL AVIV, Israel, Jan. 17, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aircrafts and defense Counter UAS systems, announced today that it has received official approval from the Israeli Defense Export Controls Agency (DECA) under the Ministry of Defense (MOD) for the marketing of its HALO Precision Airdrop System.

The HALO Precision Airdrop System (High-Altitude Low-Opening) is designed to revolutionize drone-based logistical support by enabling precise and secure delivery of supplies in challenging environments. Leveraging ParaZero’s renowned parachute technology, HALO offers a cutting-edge solution to support military forces and emergency responders operating in high-risk zones.

The HALO system was originally developed in collaboration with leading defense industry partners under military research initiatives. Its adaptability to various drone platforms, including widely available commercial models, makes it a versatile solution for military and humanitarian applications.

Following this successful test, ParaZero will advance the HALO system to the next phase of development, focusing on refining the technology for operational deployment in military and humanitarian scenarios. The Company remains committed to providing innovative drone solutions that enhance safety and operational efficiency.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is an aerospace company focused on drone safety systems for defense and commercial drones and urban air mobility aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses marketing and advancing the development of its HALO system, and that the Company remains committed to providing innovative drone solutions that enhance safety and operational efficiency. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246